707 Cayman Holdings Ltd
5/F., AIA Financial

Centre 712 Prince

Edward Road East

San Po Kong, Kowloon, Hong Kong

November 14, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	707 Cayman Holdings Ltd (the “Company”)
Amendment No. 1 to Registration Statement on Form F-1
File Number 333-281949

Ladies and Gentlemen:

We have set forth below responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of November 8, 2024 with respect to the Company’s Registration Statement, as noted above.

For your convenience, the text of the Staff’s comment is set forth below in italics, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Registration Statement that was filed on October 18, 2024 (the “Registration Statement”). We have not filed a corresponding amendment as we believe that our letter is responsive to the questions raised. Defined terms used herein have the same meaning as attributed to them in the Registration Statement.

Amendment No. 1 to Form F-1 filed October 18, 2024

Unaudited Condensed Combined and Consolidated Financial Statements

Notes to Condensed Combined and Consolidated Financial Statements

Note 1 - Business Overview and Basis of Presentation

Reorganization, page F-6

1.	It appears from your disclosure that on October 9, 2024, your current shareholders purchased an additional 19,200,000 ordinary shares for $19,200. Please tell us how you determined this issuance of shares should be accounted for on a retrospective basis and cite the specific authoritative literature you utilized to support your accounting treatment. It appears these shares represent an issuance to increase your outstanding equity prior to the completion of the IPO and do not appear to be related to the shares that were exchanged to complete the business combination transaction between the Company, Beta Alpha and 707IL Hong Kong.

As the part of the reorganization, we completed a share swap transaction on August 26, 2024 whereby the entire share capital of 707IL was transferred to Beta Alpha resulting in our Group being comprised of Beta Alpha and 707IL as our direct and indirect wholly-owned subsidiaries, respectively. Immediately following the share swap transaction, we increased the number of ordinary shares in proportion to the current shareholders by issuing the additional 19,200,000 ordinary shares, at par value to the respective shareholders, which was completed on October 9, 2024. The increase of share numbers at par value (so-called as “nominal issuances”) is considered as a change in share/capital structure in the same manner as shares issued in a stock split or a recapitalization effected.

Under SAB Topic 4.C, a change in a registrant’s capital structure occurring after the date of the latest reported balance sheet, but before the issuance of the financial statements or the effective date of the registration statement, whichever is later, should be given retroactive effect on the balance sheet. Similarly, ASC 260-10-55-12 requires retrospective presentation and disclosure of such changes in capital structure in the calculation of earnings per share.

2.	We note your response to prior comment 3 and reissue it. In this regard, we note that the response discusses only the small portion of the Resale Shares that the Resale Shareholders purchased from JME on March 20, 2024, and not the much larger portion of the Resale Shares that the Resale Shareholders purchased from the company on October 9, 2024. We also note that the Resale Shares purchased on October 9, 2024 were purchased “for the purpose and preparation of the offering.”

On March 19, 2024, Goldstone and Long Vehicle each purchased 46,000 from JME, and on March 20, 2024, Harmony Prime and Expert Core each purchased 49,000 shares from JME. As part of the reorganisation that took place on October 9, 2024, each of the existing shareholders, namely, JME, Goldstone, Long Vehicle, Harmony Prime and Expert Core were allotted and issued, respectively, 15,552,000 shares, 883,200 shares, 883,200 shares, 940,800 shares and 940,800 shares for cash at par (see the table below). This allotment and issuance were conducted on pro rata basis and for the purpose of the reorganizing the shareholding structure of the intended offering and pricing estimates as well as taking into account the dilution as a part of the offering. There was no change to the proportionate percentages of ownership held by each shareholder.

Shareholders	Shareholding as of March 19, 2023		Shares Alloted on October 9, 2024		Total Current Shareholding
JME	810,000	81.0%	15,552,000	81.0%	16,362,000
Harmony Prime	49,000	4.9%	940,800	4.9%	989,800
Expert Core	49,000	4.9%	940,800	4.9%	989,800
Goldstone	46,000	4.6%	883,200	4.6%	929,200
Long Vehicle	46,000	4.6%	883,200	4.6%	929,200
			TOTAL		20,200,000

The reorganization was undertaken solely for the purpose of ensuring the appropriate number of shares outstanding in light of the expected valuation of the public offering and not as an additional investment into the Company. As noted in our response to question 1 above, we respectfully submit that the increase of share numbers issued at par value (so-called as “nominal issuances”) is considered as a change in share/capital structure in the same manner as shares issued in a stock split or a recapitalization effected. The increase of share numbers at par value was a “nominal issuance” solely done as part of a reorganization to align with the expected valuation of the Company in anticipation of the upcoming offering, and was not an issuance done in connection with an additional investment in the Company.

3.	Please clarify the circumstances regarding the agreement that the Resale Shareholders “would be permitted to sell those [Resale Shares] in a resale prospectus,” including with whom the Resale Shareholders made such an agreement and why a registration rights agreement was not entered into.

It was a commercially agreed term at the time of issuance that the shares acquired by Harmony Prime and Expert Core would have no restrictions and that the Company would seek to include them in a resale at the time of the public offering. The Company was willing to make this agreement on the basis that the principals of Harmony Prime and Expert Core have contacts with potential customers and suppliers. Goldstone and Long Vehicle negotiated separate terms, and a condition of the purchase of these shares is that these shares would be subject to certain lock up and leak out terms to be determined as deemed appropriate at the time of the offering. The Resale Shareholders did not require formal documentation of these rights through a Registration Rights Agreement.

4.	We note that the company engaged in private placements on October 9, 2024. Please provide an analysis as to whether such private placements are required to be integrated with the offering registered on the Form F-1 and why.

As noted in our response number 2 above, we respectfully advise that the October 9 transaction was not a private placement, but rather a reorganization where shareholdings were proportionally increased by all existing shareholders. No meaningful investment was made in the Company as the only amount paid was nominal par value contribution for the respective shares acquired.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@ troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc: David L. Ficksman

R. Joilene Wood